Shanda Announces Additional Senior Management Appointments for Business Units

Shanghai, China — April 8, 2008—Shanda Interactive Entertainment Limited (Nasdaq: SNDA), or Shanda, a leading interactive entertainment media company in China, today announced additional senior management appointments within the business units to support the continued expansion and execution of the Company’s 3C strategy of Content, Community, and Commerce.

Hai Ling has been named President of Shanda Games (“SDG”), Shanda’s online game business unit. Mr. Ling, who joined Shanda in 2003 after holding a number of managerial positions at Powerise Technology, Taike Computer, and Xiangpu Computer, has served in various capacities at Shanda, most recently as senior vice president.

Xiangdong Zhang has been named Chief Producer of SDG and will be responsible for the development and publication of online games. Mr. Zhang, who joined Shanda in 2001 after holding a number of managerial positions at China.com and Jinzhita Computer, has served in various capacities at Shanda, most recently as senior vice president.

Jisheng Zhu has been named Chief Technology Officer of SDG. Mr. Zhu, who joined Shanda in 2002 after holding a number of managerial positions at Kingnet Security and Eachnet.com, has served in various capacities at Shanda, most recently as vice president.

Jianwu Liang has been named Chief Technology Officer of Shanda Online (“SDO”), Shanda’s business unit that operates its integrated platform and independent e-commerce system. Mr. Liang, who joined Shanda in 2002 from Wonder Information Tech, has served in various capacities at Shanda, most recently as vice president.

“On the heels of our recent appointments of Diana Li and Judy Wang as chief executive officers of SDG and SDO, respectively, we are pleased to announce the appointment of additional members to the management team of SDG and SDO,” said Chen Tianqiao, chairman and chief executive officer of Shanda. “These appointments from our existing talent pool will help to streamline and improve our operational efficiency through our next period of development and growth.”

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (NASDAQ:SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and casual online games in China, as well as online chess and board games, network PC games and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com .

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts represent only the Company’s current expectations, assumptions, estimates and projections are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact

Shanda Interactive Entertainment Ltd.
Maggie Yun Zhou
Investor Relations Manager
Shanda Interactive Entertainment Limited
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@shanda.com.cn